Filed Pursuant to Rule 424(b)(5)

Registration No. 333-218904

U.S. Prospectus Supplement

(To Prospectus Supplement Dated July 5, 2017 and Prospectus Dated June 22, 2017)

Rights Offering for 1,458,232,745 Ordinary Shares

Banco Santander, S.A.

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We distributed to holders of our existing ordinary shares rights to subscribe for an aggregate of 1,458,232,745 of our ordinary shares, par value €0.50 per share (the “New Shares”). Each ordinary share held of record as of 11:59 p.m. (Madrid, Spain time) on July 7, 2017 entitled its holder to one right to subscribe for New Shares. Ten (10) rights were required to subscribe for one (1) New Share at the subscription price of €4.850 per ordinary share (the “Subscription Price”). A holder of rights that exercised all of its rights was also able to subscribe at the Subscription Price for additional New Shares that were not subscribed for pursuant to the exercise of rights (the “Additional Shares”).  We accepted subscription for whole ordinary shares only. The subscription period for the rights commenced on July 6, 2017 and expired at the close of business in Madrid, Spain on July 20, 2017 (the “Preemptive Subscription Period”).

Holders of American Depositary Shares, or ADSs, each representing one ordinary share, did not receive rights to subscribe for new ADSs.  The rights with respect to ordinary shares represented by ADSs were issued to The Bank of New York Mellon, as depositary (the “Depositary”). At the instruction of holders, a total of 7,294,768 ADSs were cancelled during the period from July 5, 2017 until July 13, 2017 and the shares and the rights underlying such ADSs were delivered upon the instruction of the cancelling holders. The Depositary has sold the remainder of the rights it received on behalf of ADS holders and will distribute the proceeds, after accounting for the Depositary’s fees and expenses, pro rata to the remaining holders of ADSs as of July 20, 2017.

Pursuant to an underwriting agreement that we entered into with the underwriters listed in “Underwriting” in the prospectus supplement dated July 5, 2017 (the “Underwriters”), the Underwriters severally agreed to procure certain institutional investors to subscribe for any New Shares that were not subscribed for after expiration of the rights, during a period starting at any time after the fourth trading day following the date of expiration of the Preemptive Subscription Period and expiring no later than 6:00 a.m. (Madrid, Spain time) on July 27, 2017 (the “Discretionary Allocation Period”). Citigroup Global Markets Limited and UBS

Limited undertook to subscribe and pay-in, acting on behalf of and for the account of the Underwriters, in proportion to their respective underwriting commitments, for the total number of New Shares that were not subscribed for at the end of the Discretionary Allocation Period, all in compliance with their respective underwriting commitments.

The results of the rights offering are set forth below:

·	1,447,425,802 New Shares were subscribed for by the holders of rights during the Preemptive Subscription Period;

·	10,634,428,367 Additional Shares were requested by the holders of rights during the Preemptive Subscription Period, of which 10,806,943 Additional Shares were allocated pro-rata and subscribed for on July 26, 2017; and

·	Because all the New Shares were fully subscribed for during the Preemptive Subscription Period, the Discretionary Allocation Period was not commenced.

During the Preemptive Subscription Period, no securities were purchased by the Underwriters in stabilizing transactions. Other than in transactions on behalf of their clients, during the Preemptive Subscription Period:

·	the Underwriters purchased 3,005,343,357 rights to subscribe for New Shares and sold 2,028,217,726 rights to subscribe for New Shares in the open market;

·	the Underwriters exercised 1,471,358,160 rights to subscribe for New Shares, yielding 148,259,000 New Shares;

·	the Underwriters purchased 468,939,377 ordinary shares in the open market at prices ranging from €4.88 to €5.89; and

·	the Underwriters sold 419,794,003 ordinary shares in the open market at prices ranging from €4.95 to €6.14.

Investing in our ordinary shares involves risks.  See “Risk Factors” beginning on page S-19 of the prospectus supplement dated July 5, 2017, as well as in the documents incorporated by reference in the prospectus dated June 22, 2017.

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Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the prospectus supplement dated July 5, 2017 or the prospectus dated June 22, 2017.  Any representation to the contrary is a criminal offense.

This prospectus supplement, the prospectus supplement dated July 5, 2017 and the prospectus dated June 22, 2017 may be used in connection with the initial issuance and allocation of the rights, the exercise of the rights for New Shares and the offer and sale of Additional Shares to holders of rights who have exercised all the rights they hold.

Joint Global Coordinators and Joint Bookrunners

Banco Santander	Citigroup	UBS Investment Bank
Joint Bookrunners

BNP PARIBAS	Credit Suisse	Deutsche Bank

Goldman Sachs International	HSBC	Morgan Stanley

BBVA	CaixaBank (in collaboration with Banco Português de Investimento)

Barclays	Crédit Agricole CIB	ING

Mediobanca	RBC Capital Markets	Société Générale Corporate & Investment Banking

Wells Fargo Securities

Jefferies

The date of this prospectus supplement is August 1, 2017.